November 7, 2024

Karina M. Fedasz
Interim Chief Financial Officer
Onconetix, Inc.
201 E. Fifth Street, Suite 1900
Cincinnati, Ohio 45202

        Re: Onconetix, Inc.
            Registration Statement on Form S-1
            Filed November 1, 2024
            File No. 333-282958
Dear Karina M. Fedasz:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
General

1. We note you have entered into the ELOC Purchase Agreement and are registering the shares that will be issued for resale. This appears to be an equity line financing. As such, please identify the equity line investor as an underwriter for the resale of those shares, or advise. Additionally, please file the executed version of the ELOC Purchase
       Agreement as an exhibit to the registration statement. Refer to Securities Act Sections
       Compliance and Disclosure Interpretation 139.13 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 November 7, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jessica Yuan, Esq.